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                             August 21, 2023

       Lei Zhang
       Chief Executive Officer
       Cheche Group Inc.
       8/F, Desheng Hopson Fortune Plaza
       13-1 Deshengmenwai Avenue
       Xicheng District, Beijing 100088, China

                                                        Re: Cheche Group Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed August 8,
2023
                                                            File No. 333-273400

       Dear Lei Zhang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       General

   1. We note the changes you made to your disclosure appearing in the Summary and Risk
                                                        Factor sections,
relating to legal and operational risks associated with operating in China and PRC regulations. It
is unclear to us that there have been changes in the regulatory environment in the PRC
since the amendment that was confidentially submitted on June
                                                        27, 2023, warranting
revised disclosure to mitigate the challenges you face and related disclosures. The Sample
Letters to China-Based Companies sought specific disclosure
                                                        relating to the risk
that the PRC government may intervene in or influence your operations at any time, or may
exert control over operations of your business, which could result in a
 Lei Zhang
Cheche Group Inc.
August 21, 2023
Page 2
      material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the
term    control
      (including the terms    controlling,       controlled by,    and    under
common control with   ) as
      defined in Securities Act Rule 405 means    the possession, direct or
indirect, of the power
      to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Sample
      Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the
PRC government   s
      intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in your confidential submission as of June 27, 2023.
PRC Regulatory Permissions for the Business Combination
CSRC Filing, page 49

2. We note your disclosure that there is still uncertainty as to whether you will be able to complete the Trial Measures filings process with the CSRC, and if you are unable to do so, "Prime Impact, HoldCo and CCT will not consummate the Business Combination without first completing the CSRC filing." Please clarify, if true, that you will not complete the business combination without first receiving CSRC approval under the Trial
      Measures. Include this disclosure in the summary section where regulatory approvals are discussed starting on page 49 and revise the risk factor disclosure on page 104 under the
      Trial Measures discussion. In addition, tell us how you plan to notify investors about receiving the CSRC approval.
Exhibits

3. Please refer to Exhibit 5.1 and have counsel remove assumptions in paragraphs 4 and 12 on pages 5 and 6 of the legality opinion, respectively, or advise. For guidance, please refer to Staff Legal Bulletin No. 19.
       You may contact Ben Phippen at 202-551-3697 or John Spitz at 202-551-3484 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Tonya Aldave at 202-551-3601 with any other questions.



                                                            Sincerely,
FirstName LastNameLei Zhang
                                                            Division of
Corporation Finance
Comapany NameCheche Group Inc.
                                                            Office of Finance
August 21, 2023 Page 2
cc:       Dan Espinoza, Esq.
FirstName LastName